Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Third Fiscal Quarter of FY2020

9M Revenue Up 46.6% and Operating Income Up 39.0%

Declared a Cash Dividend of US$0.12 per ADS

FOSHAN, July 22, 2020 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the third fiscal quarter ended May 31, 2020.

Third Fiscal Quarter Ended May 31, 2020 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Third Fiscal Quarter Ended May 31, 2020	Third Fiscal Quarter Ended May 31, 2019	YoY % Change
Revenue	739.4	692.8	6.7%
Gross Profit	292.0	318.0	(8.2)%
Gross Margin	39.5%	45.9%	(6.4)%
Operating Income	136.2	166.8	(18.4)%
Operating Margin	18.4%	24.1%	(5.7)%
Net Income	68.0	137.4	(50.5)%
Net Margin	9.2%	19.8%	(10.6)%

Adjusted Gross Profit (1)	302.9	324.2	(6.6)%
Adjusted Gross Margin (1)	41.0%	46.8%	(5.8)%
Adjusted Operating Income (2)	114.7	189.6	(39.5)%
Adjusted Operating Margin (2)	15.5%	27.4%	(11.9)%
Adjusted Net Income (3)	46.6	160.2	(70.9)%
Adjusted Net Margin (3)	6.3%	23.1%	(16.8)%
Adjusted EBITDA (4)	164.5	220.9	(25.5)%
Adjusted EBITDA Margin (4)	22.2%	31.9%	(9.7)%

Basic and Diluted Earnings per Share	0.64	1.13	(43.4)%
Adjusted Basic and Diluted Earnings per Share (5)	0.46	1.32	(65.2)%

Nine Months Ended May 31, 2020 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Nine Months Ended May 31, 2020	Nine Months Ended May 31, 2019	YoY % Change
Revenue	2,714.4	1,851.4	46.6%
Gross Profit	1,072.3	764.9	40.2%
Gross Margin	39.5%	41.3%	(1.8)%
Operating Income	479.6	345.0	39.0%
Operating Margin	17.7%	18.6%	(0.9)%
Net Income	312.8	300.9	4.0%
Net Margin	11.5%	16.3%	(4.8)%

Adjusted Gross Profit (1)	1,105.2	778.7	41.9%
Adjusted Gross Margin (1)	40.7%	42.1%	(1.4)%
Adjusted Operating Income (2)	500.5	403.9	23.9%
Adjusted Operating Margin (2)	18.4%	21.8%	(3.4)%
Adjusted Net Income (3)	333.6	359.8	(7.3)%
Adjusted Net Margin (3)	12.3%	19.4%	(7.1)%
Adjusted EBITDA (4)	669.4	487.6	37.3%
Adjusted EBITDA Margin (4)	24.7%	26.3%	(1.6)%

Basic and Diluted Earnings per Share	2.62	2.38	10.1%
Adjusted Basic and Diluted Earnings per Share (5)	2.79	2.86	(2.4)%

(1)   Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets. Adjusted gross margin is defined as adjusted gross profit/(loss) divided by revenue.

(2)   Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.

(3)   Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.

(4)   Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization, and share-based compensation expense. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

(5)   Adjusted basic and diluted earnings per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

BUSINESS PERFORMANCE HIGHLIGHTS

(in comparison to the same period of the last fiscal year)

Domestic K-12 Schools

The domestic K-12 schools comprise our international schools, bilingual schools and kindergartens in China.

•                  The average number of students increased by 9.2% for the third fiscal quarter and 10.6% for the nine-month period.

•                  Revenue amounted to RMB434.8 million and accounted for 58.9% of total revenue in the third fiscal quarter. For the nine-month period, revenue increased by 3.7% to RMB1,552.1 million and accounted for 57.1% of total revenue.

•                  For the third fiscal quarter, gross margin was 43.1% compared to 48.3%, and operating margin was 27.0% compared to 37.8%. For the nine-month period, gross margin was 42.3% compared to 42.3%, and operating margin was 28.8% as compared to 28.8%.

Overseas Schools

The overseas schools comprise our overseas schools including Bournemouth, St. Michael’s, Bosworth and CATS.

•                  The average number of students was 3,219 for the third fiscal quarter and 3,246 for the nine-month period.

•                  Revenue amounted to RMB210.4 million and accounted for 28.5% of total revenue for the third fiscal quarter. For the nine-month period, revenue amounted to RMB766.8 million and accounted for 28.2% of total revenue for the same period.

•                  For the third fiscal quarter, gross margin was 29.9% and operating margin was 5.1%. For the nine-month period, gross margin was 36.7% and operating margin was 9.5%.

Complementary Education Services

The complementary education services comprise language training, overseas study counselling, career counselling, study tours and camps and others.

•                  Revenue amounted to RMB94.2 million and accounted for 12.6% of total revenue. For the nine-month period, revenue increased by 23.1% to RMB395.5 million, and accounted for 14.7% of total revenue.

•                  For the third fiscal quarter, gross margin increased from 30.5% to 44.4%, and operating margin increased from (10.3%) to 14.7%.  For the nine-month period, gross margin was 33.8% compared to 37.6%, and operating margin was 10.0% compared to 14.1%.

“Despite disruptions and short-term impact from the COVID-19 pandemic, Bright Scholar’s performance during the third fiscal quarter has demonstrated our continued progress in executing our growth strategy and highlighted the resilience of our underlying business,” said Jerry He, Executive Vice Chairman of Bright Scholar. “The revenue for the quarter was RMB739.4 million, representing a year-over-year increase of 6.7%. Our net income was RMB68.0 million, which was negatively impacted by the mandatory closure of our schools, kindergartens and learning centers. For the nine-month period, the revenue was RMB2,714.4 million, representing a year-over-year increase of 46.6%. The adjusted gross profit, adjusted operating income, adjusted EBITDA increased by 41.9%, 23.9% and 37.3% year-over-year, respectively.”

“In these challenging times, we could not be more pleased with the resilience of demand for our domestic K-12 education services,” said Wanmei Li, Chief Executive Officer of Domestic K-12 School business.  “In comparison to the third quarter and nine months of the last fiscal year, the average student enrolment increased by 9.2% and 10.6% year-over-year, respectively.”

“Our students continued to achieve remarkable academic outcomes.” Ms. Li continued, “As of May 22, 2020, 93.6% of students in the 2020 graduating class of our international schools in China have received offers from the top 50 institutions including 6 offers from Oxbridge, 4 offers from University of Chicago, and 12 offers from UC Berkeley. Our collaboration with Country Garden remains very strong. As of the release date, we have entered into agreements with Country Garden and other partners to add 61 kindergartens and 8 schools to our school network with a total capacity of approximately 35,500 students in China.”

“Since COVID-19 outbreak in January 2020, Complementary Education Service adjusted its business strategy promptly, moving some of the services online. The pandemic is now effectively under control in China, as people resume work and normal life, the class resumption rate of some business units has reached nearly 80%,” said Zi Chen, Chief Executive Officer of Complementary Education Services. “While the full impact of this global pandemic remains uncertain and as such we will focus on the markets of which the epidemic has been contained, especially domestic market, to expand our business.” Mr. Chen continued, “It’s very important for us to seize the opportunity in this summer, and we will launch new products and services to strengthen our competitive market position.”

“As a student-centered company, Bright Scholar has continuously been evolving to meet the changing needs of our students as we all navigate the unprecedented situation of COVID-19,” Mr. He continued. “While these changes present challenges in the short term, we are focused on the significant opportunities presented to us by new technology and learning behaviour.”

“In the quarter, we advanced two strategic initiatives to capitalize on these opportunities. Earlier in May, we announced the acquisition of 51% equity interests in Linstitute (the “institute”). The institute provides high-quality and outcome-focused online training services including Academic Olympiad, a comprehensive selection of academic courses, as well as other world-wide recognized international courses. In June, we announced the launch of our virtual “Future Global School” (the “virtual school”) with online-merge-offline (OMO) model, which will be in operation from the beginning of FY21. The virtual school will deliver high quality international curriculums through an interactive and intelligent Learning Management System. It creates a new blended learning experience combining the best of classroom and online education that offers human connection between teachers and the students around the world. The expansion of our service offerings in utilizing technology to enhance access to high quality education will further strengthen our market leadership in the face of the pandemic as we usher a new age of learning.”

Mr. He concluded, “While the pandemic is causing uncertainty and near-term impact, our revenue and profits continued to grow in the first 3 fiscal quarters and our long-term goals and strategy remain unchanged. We expect most of our business will bounce back stronger post COVID-19. Key secular megatrends driving our business remain intact and we remain committed to balancing operational discipline with continued investments in key strategic areas to drive long term growth.”

“Our prudent financial management enabled us to have the financial flexibility to continue to invest in our business and return value to our shareholders. The Board of Directors has approved and declared a cash dividend of US$0.12 per ADS.”

UNAUDITED FINANCIAL RESULTS FOR THE THIRD FISCAL QUARTER ENDED MAY 31, 2020

Revenue

Revenue	Third Fiscal Quarter Ended May 31, 2020		Third Fiscal Quarter Ended May 31, 2019		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	434.8	58.9%	578.4	83.5%	(24.8)%
International Schools	242.9	32.9%	225.9	32.6%	7.6%
Bilingual Schools	185.5	25.1%	195.1	28.2%	(4.9)%
Kindergartens	6.4	0.9%	157.4	22.7%	(96.0)%
Overseas Schools	210.4	28.5%	17.2	2.5%	1,126.6%
Complementary Education	94.2	12.6%	97.2	14.0%	(3.2)%
Total	739.4	100.0%	692.8	100.0%	6.7%

Revenue for the quarter was RMB739.4 million, representing a 6.7% increase from RMB692.8 million for the same period of the last fiscal year. The changes in revenue is primarily contributed by an increase in overseas schools revenue, which was acquired in July 2019, partially offset by the decreased revenue in kindergartens due to the temporary mandatory closure of schools.

Cost of Revenue

Cost of revenue for the quarter was RMB447.4 million, representing a 19.4% increase from RMB374.8 million for the same period of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross Profit	Third Fiscal Quarter Ended May 31, 2020		Third Fiscal Quarter Ended May 31, 2019		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	187.4	43.1%	279.5	48.3%	(33.0)%
International Schools	127.3	52.4%	109.9	48.7%	15.9%
Bilingual Schools	94.9	51.1%	88.5	45.4%	7.1%
Kindergartens	(34.8)	(547.2)%	81.1	51.5%	(143.0)%
Overseas Schools	62.8	29.9%	8.9	51.4%	612.3%
Complementary Education	41.8	44.4%	29.6	30.5%	40.8%
Total	292.0	39.5%	318.0	45.9%	(8.2)%

Gross profit for the quarter was RMB292.0 million, as compared to RMB318.0 million for the same period of the last fiscal year. Gross margin was 39.5% for the quarter, as compared to 45.9% for the same period of the last fiscal year.

Adjusted gross profit for the quarter was RMB302.9 million, as compared to RMB324.2 million for the same period of the last fiscal year. Adjusted gross margin was 41.0% for the quarter, as compared to 46.8% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

SG&A Expenses	Third Fiscal Quarter Ended May 31, 2020		Third Fiscal Quarter Ended May 31, 2019		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	70.3	9.6%	61.4	8.9%	14.5%
International Schools	36.0	4.9%	19.4	2.8%	85.4%
Bilingual Schools	21.1	2.9%	22.7	3.3%	(7.2)%
Kindergartens	13.2	1.8%	19.3	2.8%	(31.6)%
Overseas Schools	60.7	8.2%	11.2	1.6%	440.9%
Complementary Education	28.5	3.8%	41.0	5.9%	(30.7)%
Unallocated Corporate Expenses (7)	6.8	0.9%	38.4	5.5%	(82.3)%
Total	166.3	22.5%	152.0	21.9%	9.4%

Adj. SG&A Expenses (6)	Third Fiscal Quarter Ended May 31, 2020		Third Fiscal Quarter Ended May 31, 2019		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	69.2	9.4%	58.8	8.4%	17.9%
International Schools	36.2	4.9%	19.0	2.7%	90.5%
Bilingual Schools	20.4	2.8%	21.6	3.1%	(5.4)%
Kindergartens	12.6	1.7%	18.2	2.6%	(30.4)%
Overseas Schools	60.7	8.2%	11.2	1.6%	440.9%
Complementary Education	28.3	3.8%	40.5	5.8%	(30.1)%
Unallocated Corporate Expenses (8)	40.4	5.5%	24.9	3.7%	61.7%
Total	198.6	26.9%	135.4	19.5%	46.7%

(6)   Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

(7)   Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses.

(8)   Adjusted unallocated corporate expenses is defined as unallocated corporate expenses excluding share-based compensation expense.

Total SG&A expenses for the quarter were RMB166.3 million, representing a 9.4% increase from RMB152.0 million for the same period of the last fiscal year. Adjusted SG&A expenses for the quarter were RMB198.6 million, representing a 46.7% increase from RMB135.4 million for the same period of the last fiscal year.

Operating Income, Operating Income Margin and Adjusted Operating Income

Operating Income	Third Fiscal Quarter Ended May 31, 2020		Third Fiscal Quarter Ended May 31, 2019		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	117.5	27.0%	218.4	37.8%	(46.2)%
International Schools	91.8	37.8%	90.5	40.1%	1.3%
Bilingual Schools	74.0	39.9%	65.7	33.7%	12.6%
Kindergartens	(48.3)	(757.7)%	62.2	39.5%	(177.7)%
Overseas Schools	10.6	5.1%	(2.4)	(14.0)%	541.7%
Complementary Education	13.8	14.7%	(10.0)	(10.3)%	238.2%
Unallocated Corporate Expenses	(5.7)	—	(39.2)	—	85.3%
Total	136.2	18.4%	166.8	24.1%	(18.4)%

Operating income for the quarter was RMB136.2 million, as compared to RMB166.8 million for the same period of the last fiscal year. Operating margin was 18.4% for the quarter, as compared to 24.1% for the same period of the last fiscal year.

Adjusted operating income for the quarter was RMB114.7 million, as compared to RMB189.6 million for the same period of the last fiscal year. Adjusted operating margin was 15.5% for the quarter, as compared to 27.4% for the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net income for the quarter was RMB68.0 million, as compared to RMB137.4 million for the same period of the last fiscal year.

Adjusted net income for the quarter was RMB46.6 million, as compared to RMB160.2 million for the same period of the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB0.64 and RMB0.64, respectively, as compared to earnings per share of RMB1.13 and RMB1.13, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB0.46 and RMB0.46, respectively, as compared to earnings per share of RMB1.32 and RMB1.32, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB164.5 million, as compared to RMB220.9 million for the same period of the last fiscal year.

UNAUDITED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED MAY 31, 2020

Revenue

Revenue	Nine Months Ended May 31, 2020		Nine Months Ended May 31, 2019		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	1,552.1	57.1%	1,496.9	80.9%	3.7%
International Schools	695.5	25.6%	590.7	31.9%	17.7%
Bilingual Schools	573.2	21.1%	519.6	28.1%	10.3%
Kindergartens	283.4	10.4%	386.6	20.9%	(26.7)%
Overseas Schools	766.8	28.2%	33.3	1.8%	2,204.4%
Complementary Education	395.5	14.7%	321.2	17.3%	23.1%
Total	2,714.4	100.0%	1,851.4	100.0%	46.6%

Revenue for the period was RMB2,714.4 million, representing a 46.6% increase from RMB1,851.4 million for the same period of the last fiscal year.

Cost of Revenue

Cost of revenue for the period was RMB1,642.1 million, representing a 51.1% increase from RMB1,086.6 million for the same period of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross Profit	Nine Months Ended May 31, 2020		Nine Months Ended May 31, 2019		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	657.3	42.3%	633.1	42.3%	3.8%
International Schools	321.5	46.2%	252.2	42.7%	27.5%
Bilingual Schools	253.2	44.2%	205.9	39.6%	23.0%
Kindergartens	82.6	29.1%	175.0	45.3%	(52.8)%
Overseas Schools	281.2	36.7%	11.0	32.9%	2,467.3%
Complementary Education	133.8	33.8%	120.8	37.6%	10.7%
Total	1,072.3	39.5%	764.9	41.3%	40.2%

Gross profit for the period was RMB1,072.3 million, representing a 40.2% increase from RMB764.9 million for the same period of the last fiscal year. Gross margin was 39.5% for the period, as compared to 41.3% for the same period of the last fiscal year.

Adjusted gross profit for the period was RMB1,105.2 million, representing a 41.9% increase from RMB778.7 million for the same period of the last fiscal year. Adjusted gross margin was 40.7% for the period, as compared to 42.1% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

SG&A Expenses	Nine Months Ended May 31, 2020		Nine Months Ended May 31, 2019		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	213.2	7.8%	205.8	11.2%	3.6%
International Schools	85.3	3.1%	71.9	3.9%	18.6%
Bilingual Schools	74.1	2.7%	75.0	4.1%	(1.2)%
Kindergartens	53.8	2.0%	58.9	3.2%	(8.7)%
Overseas Schools	216.8	8.0%	14.5	0.8%	1,398.8%
Complementary Education	96.4	3.6%	83.4	4.5%	15.5%
Unallocated Corporate Expenses (7)	82.1	3.0%	128.2	6.9%	(36.0)%
Total	608.5	22.4%	431.9	23.4%	40.9%

Adj. SG&A Expenses (6)	Nine Months Ended May 31, 2020		Nine Months Ended May 31, 2019		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	209.4	7.7%	198.1	10.7%	5.7%
International Schools	85.0	3.1%	70.7	3.8%	20.3%
Bilingual Schools	72.2	2.7%	71.7	3.9%	0.6%
Kindergartens	52.2	1.9%	55.7	3.0%	(6.1)%
Overseas Schools	216.8	8.0%	14.5	0.8%	1,398.8%
Complementary Education	95.4	3.5%	79.5	4.3%	20.0%
Unallocated Corporate Expenses (8)	99.0	3.6%	94.8	5.1%	4.3%
Total	620.6	22.8%	386.9	20.9%	60.4%

(6)   Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

(7)   Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses.

(8)   Adjusted unallocated corporate expenses is defined as unallocated corporate expenses excluding share-based compensation expense.

Total SG&A expenses for the period were RMB608.5 million, representing a 40.9% increase from RMB431.9 million for the same period of the last fiscal year. Adjusted SG&A expenses for the period were RMB620.6 million, representing a 60.4% increase from RMB386.9 million for the same period of the last fiscal year.

Operating Income, Operating Income Margin and Adjusted Operating Income

Operating Income	Nine Months Ended May 31, 2020		Nine Months Ended May 31, 2019		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	446.5	28.8%	431.3	28.8%	3.5%
International Schools	236.7	34.0%	182.2	30.8%	29.9%
Bilingual Schools	179.8	31.4%	131.3	25.3%	36.9%
Kindergartens	30.0	10.6%	117.8	30.4%	(74.5)%
Overseas Schools	72.9	9.5%	(3.5)	(10.6)%	2,177.1%
Complementary Education	39.5	10.0%	45.3	14.1%	(12.9)%
Unallocated Corporate Expenses	(79.3)	—	(128.1)	—	38.0%
Total	479.6	17.7%	345.0	18.6%	39.0%

Operating income for the period was RMB479.6 million, representing a 39.0% increase from RMB345.0 million for the same period of the last fiscal year. Operating margin was 17.7% for the period, as compared to 18.6% for the same period of the last fiscal year.

Adjusted operating income for the period was RMB500.5 million, representing an 23.9% increase from RMB403.9 million for the same period of the last fiscal year. Adjusted operating margin was 18.4% for the period, as compared to 21.8% for the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net income for the period was RMB312.8 million, representing a 4.0% increase as compared to RMB300.9 million for the same period of the last fiscal year.

Adjusted net income for the period was RMB333.6 million, as compared to RMB359.8 million for the same period of the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB2.62 and RMB2.62, respectively, as compared to earnings per share of RMB2.38 and RMB2.38, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB2.79 and RMB2.79, respectively, as compared to earnings per share of RMB2.86 and RMB2.86, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB669.4 million, representing a 37.3% increase from RMB487.6 million for the same period of the last fiscal year.

Cash and Working Capital

As of May 31, 2020, the Company’s cash and cash equivalents and restricted cash were RMB2,092.0 million (US$293.2 million), as compared to RMB2,433.4 million as of February 29, 2020. As of May 31, 2020, we also have short-term investments of RMB1,966.1 million (US$275.6 million). For the nine months ended May 31, 2020, the Company’s capital expenditure was approximately RMB107.3 million, up 2.1% compared to the same period of the last fiscal year.

REAFFIRMS REVISED GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2020

The Company reaffirms its revised guidance for the 2020 fiscal year and expects its revenue to be in a range of RMB3.37 billion and RMB3.47 billion for the 2020 fiscal year, representing a year-over-year growth of 31% to 35%, and its average student enrolment to be between approximately 51,800 and 52,800, representing a year-over-year increase of 11% to 13%.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and market demand, which are all subject to change.

CONFERENCE CALL

BEDU’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on July 23, 2020 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

Mainland China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*No passcode is required for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialling:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10145838
Replay End Date:	July 30, 2020

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the significant majority of revenue generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and nine-month period ended May 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.1348, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on May 29, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on May 29, 2020 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and adjusted EBITDA margin as adjusted EBITDA divided by revenue. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense and amortization of intangible assets and adjusted net margin as adjusted net income/(loss) divided by revenue. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense. We define adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense and amortization of intangible assets and adjusted operating margin as adjusted operating income/(loss) divided by revenue. Additionally, we define adjusted net earnings per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles does not have significant connection to the growth of the business. Therefore, we provide additional exclusion of amortization of intangible assets to redefine adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit and share-based compensation expense and amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; and share-based compensation expense, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2020, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the nine months ended May 31, 2020, Bright Scholar had an average of 51,970 students enrolled at its schools.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	May 31,
	2019	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	3,246,995	1,000,978	140,295
Restricted cash	18,019	1,089,596	152,716
Short-term investments (1)	241,270	1,966,139	275,570
Accounts receivable	21,528	50,296	7,049
Amounts due from related parties	10,652	22,606	3,168
Other receivables, deposits and other assets	177,150	222,168	31,139
Inventories	26,234	29,596	4,148
Total current assets	3,741,848	4,381,379	614,085
Restricted cash - non current	—	1,400	195
Property and equipment, net	899,510	1,070,112	149,985
Land use rights, net	88,204	86,608	12,139
Intangible assets, net	552,011	573,365	80,362
Goodwill	2,090,078	2,236,832	313,510
Long-term investments	28,455	13,491	1,891
Prepayment for construction contract	5,251	1,528	214
Deferred tax assets, net	30,333	19,777	2,772
Deposit for acquisition	338,585	—	—
Other non-current assets	13,362	12,840	1,800
Operating lease right-of-use assets	—	1,988,949	278,767
Total non-current assets	4,045,789	6,004,902	841,635

TOTAL ASSETS	7,787,637	10,386,281	1,455,720

(1)   As of May 31, 2020, part of short-term investments principal are guaranteed by related parties of the Company.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	May 31,
	2019	2020
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 32,842 and RMB 24,629 as of August 31, 2019 and May 31, 2020, respectively)	94,295	100,639	14,105
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 76,117 and RMB 44,536 as of August 31, 2019 and May 31, 2020, respectively)	110,038	78,448	10,995
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 364,734 and RMB 336,045as of August 31, 2019 and May 31, 2020, respectively)	615,082	604,309	84,696
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 7,500 as of August 31, 2019 and May 31, 2020, respectively)	50,000	938,611	131,554
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB 50,968 and RMB 62,423 as of August 31, 2019 and May 31, 2020, respectively)	93,479	136,452	19,125
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 1,157,774 and RMB 629,446 as of August 31, 2019 and May 31, 2020, respectively)	1,529,137	754,673	105,774
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 19,132 and RMB 145,503 as of August 31, 2019 and May 31, 2020, respectively)	20,259	211,779	29,683
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 33,023 as of August 31, 2019 and May 31, 2020, respectively)	—	204,603	28,677
Total current liabilities	2,512,290	3,029,514	424,609
Non-current portion of deferred revenue (including non-current portion of deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 1,700 as of August 31, 2019 and May 31, 2020, respectively)	—	3,201	449
Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 35,895 and RMB 32,704 as of August 31, 2019 and May 31, 2020, respectively)	53,689	58,427	8,189
Other non-current liability due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 21,736 and RMB 21,326 as of August 31, 2019 and May 31, 2020, respectively)	21,736	21,326	2,989
Other non-current liability due to third parties (including non-current liabilities due to third parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB 7,621 and RMB 11,254 as of August 31, 2019 and May 31, 2020, respectively)	10,654	12,983	1,820
Bonds payable	2,106,000	2,098,981	294,189
Long term loan (including long term loan of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 77,500 as of August 31, 2019 and May 31, 2020, respectively)	—	77,500	10,862
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 231,516 as of August 31, 2019 and May 31, 2020, respectively)	—	1,817,869	254,789
Total non-current liabilities	2,192,079	4,090,287	573,287

TOTAL LIABILITIES	4,704,369	7,119,801	997,896

	As of
	August 31,	May 31,
	2019	2020
	RMB	RMB	USD
EQUITY
Share capital	8	8	1
Additional paid-in capital	2,105,189	1,966,160	275,573
Statutory reserves	64,945	64,945	9,103
Accumulated other comprehensive income	78,955	95,461	13,380
Accumulated retained earnings	472,339	784,078	109,895
Shareholders’ equity	2,721,436	2,910,652	407,952
Non-controlling interests	361,832	355,828	49,872
Total equity	3,083,268	3,266,480	457,824
TOTAL LIABILITIES AND EQUITY	7,787,637	10,386,281	1,455,720

(1)   As of May 31, 2020, part of short-term investments principal are guaranteed by related parties of the Company.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD

Revenue	692,825	739,390	103,631	1,851,445	2,714,384	380,443
Cost of revenue	(374,784)	(447,427)	(62,711)	(1,086,561)	(1,642,122)	(230,157)
Gross profit	318,041	291,963	40,920	764,884	1,072,262	150,286
Selling, general and administrative expenses	(152,035)	(166,304)	(23,309)	(431,937)	(608,537)	(85,291)
Other operating income	815	10,497	1,471	12,007	15,883	2,226
Operating income	166,821	136,156	19,082	344,954	479,608	67,221
Interest income/(expense), net	10,081	(43,086)	(6,039)	32,290	(106,304)	(14,899)
Investment income	5,593	12,978	1,819	15,736	54,570	7,648
Other expenses	(2,376)	(2,546)	(356)	(5,803)	(2,676)	(375)
Income before income taxes and share of equity in loss of unconsolidated affiliates	180,119	103,502	14,506	387,177	425,198	59,595
Income tax expense	(42,672)	(35,477)	(4,972)	(86,276)	(112,168)	(15,721)
Share of equity in loss of unconsolidated affiliates	(33)	(19)	(3)	(17)	(252)	(35)
Net income	137,414	68,006	9,531	300,884	312,778	43,839
Net income/(loss) attributable to non-controlling interests	761	(8,791)	(1,232)	7,861	(2,065)	(289)
Net income attributable to ordinary shareholders	136,653	76,797	10,763	293,023	314,843	44,128

Net earnings per share attributable to ordinary shareholders
—Basic	1.13	0.64	0.09	2.38	2.62	0.37
—Diluted	1.13	0.64	0.09	2.38	2.62	0.37

Weighted average shares used in calculating net earnings per ordinary share:
—Basic	120,901,587	119,981,400	119,981,400	122,908,466	120,331,525	120,331,525
—Diluted	121,010,564	119,981,400	119,981,400	122,996,539	120,331,525	120,331,525

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD

Net cash (used in)/generated from operating activities	(78,206)	(211,310)	(29,617)	182,517	(111,576)	(15,639)

Net cash used in investing activities	(300,129)	(214,278)	(30,033)	(837,538)	(1,756,712)	(246,217)

Net cash (used in)/generated from financing activities	(124,658)	51,901	7,274	(467,221)	705,541	98,887

Effect of exchange rate changes on cash	37,175	32,223	4,516	15,241	(10,293)	(1,443)

Net change in cash and cash equivalents, and restricted cash	(465,818)	(341,464)	(47,860)	(1,107,001)	(1,173,040)	(164,412)

Cash and cash equivalents, and restricted cash at beginning of the period	2,522,898	2,433,438	341,066	3,164,081	3,265,014	457,618

Cash and cash equivalents, and restricted cash at end of the period	2,057,080	2,091,974	293,206	2,057,080	2,091,974	293,206

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD

Gross profit	318,041	291,963	40,920	764,884	1,072,262	150,286
Add: Amortization of intangible assets	6,187	10,896	1,527	13,832	32,891	4,610

Adjusted gross profit	324,228	302,859	42,447	778,716	1,105,153	154,896

Operating income	166,821	136,156	19,082	344,954	479,608	67,221
Add: Share-based compensation expense	16,623	(32,336)	(4,532)	45,065	(12,037)	(1,687)
Add: Amortization of intangible assets	6,187	10,896	1,527	13,832	32,891	4,610

Adjusted operating income	189,631	114,716	16,077	403,851	500,462	70,144

Net income	137,414	68,006	9,531	300,884	312,778	43,839
Add: Share-based compensation expense	16,623	(32,336)	(4,532)	45,065	(12,037)	(1,687)
Add: Amortization of intangible assets	6,187	10,896	1,527	13,832	32,891	4,610
Adjusted net income	160,224	46,566	6,526	359,781	333,632	46,762

Net income attributable to ordinary shareholders	136,653	76,797	10,763	293,023	314,843	44,128
Add: Share-based compensation expense	16,623	(32,336)	(4,532)	45,065	(12,037)	(1,687)
Add: Amortization of intangible assets	6,187	10,896	1,527	13,832	32,891	4,610

Adjusted net income attributable to ordinary shareholders	159,463	55,357	7,758	351,920	335,697	47,051

Net income	137,414	68,006	9,531	300,884	312,778	43,839
Less: Interest income/(expense), net	10,081	(43,086)	(6,039)	32,290	(106,304)	(14,899)
Add: Income tax expense	42,672	35,477	4,972	86,276	112,168	15,721
Add: Depreciation and amortization	34,272	50,259	7,044	87,642	150,229	21,056
Add: Share-based compensation expense	16,623	(32,336)	(4,532)	45,065	(12,037)	(1,687)
Adjusted EBITDA	220,900	164,492	23,054	487,577	669,442	93,828

Selling, general and administrative expenses	152,035	166,304	23,309	431,937	608,537	85,291
Less: Share-based compensation expense	16,623	(32,336)	(4,532)	45,065	(12,037)	(1,687)
Adjusted selling, general and administrative expenses	135,412	198,640	27,841	386,872	620,574	86,978

Weighted average shares used in calculating earnings per ordinary share:
—Basic	120,901,587	119,981,400	119,981,400	122,908,466	120,331,525	120,331,525
—Diluted	121,010,564	119,981,400	119,981,400	122,996,539	120,331,525	120,331,525

Adjusted net earnings per share attributable to ordinary shareholders
—Basic	1.32	0.46	0.06	2.86	2.79	0.39
—Diluted	1.32	0.46	0.06	2.86	2.79	0.39